FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR
CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
D J Flint, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions

Partial release of the 2010 Restricted Share award of 111,340 ordinary shares under the HSBC Share Plan. The trustees of the Plan sold 57,897 shares to meet the tax liability and have transferred 53,443 shares into the name of D J Flint.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
N/A
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
57,897
7	Price per share or value of transaction
£5.5520
8	Date and place of transactions
27 February 2012, London
9	Date issuer informed of transactions
28 February 2012
10	Total holding following notification
573,276
11	Name of duly authorised officer/official of issuer responsible for making notification
Kalpna Dubasia, Assistant Secretary, 020 7991 0592
12	Date of notification
28 February 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 28 February 2012